UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Barnes & Noble, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

067774109
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [  ]            Rule 13d-1(b)
 [x]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*                    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Except as otherwise provided herein, beneficial ownership information contained herein is given as of the date listed above.

1	Names of Reporting Persons. Abrams Capital Partners II, L.P. Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4

Citizenship or Place of Organization.

Abrams Capital Partners II, L.P. - Delaware
Abrams Capital, LLC – Delaware
Abrams Capital Management, LLC – Delaware
Abrams Capital Management, L.P. – Delaware
David Abrams – United States

Number of Shares Beneficially Owned by Each Reporting Person With

5  Sole Voting Power
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

6  Shared Voting Power
Abrams Capital Partners II, L.P. – 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares
Refer to Item 4 below.

7  Sole Dispositive Power
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

8  Shared Dispositive Power
Abrams Capital Partners II, L.P. – 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares
Refer to Item 4 below.

9

Aggregate Amount Beneficially Owned by Each Reporting Person
Abrams Capital Partners II, L.P. – 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares
Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11

Percent of Class Represented by Amount in Row (9)
Abrams Capital Partners II, L.P. – 0%
Abrams Capital, LLC – 0%
Abrams Capital Management, LLC – 0%
Abrams Capital Management, L.P. – 0%
David Abrams – 0%
Refer to Item 4 below.

12

Type of Reporting Person (See Instructions)
Abrams Capital Partners II, L.P. - OO (Limited Partnership)
Abrams Capital, LLC  – OO (Limited Liability Company)
Abrams Capital Management, LLC  – OO (Limited Liability Company)
Abrams Capital Management, L.P.  – OO (Limited Partnership)
David Abrams – IN

SCHEDULE 13G
Item 1

(a)	Name of Issuer
Barnes & Noble, Inc.
(b)	Address of Issuer’s Principal Executive Offices
122 Fifth Avenue, New York, New York 10011

Item 2

(a)	Name of Person Filing
Abrams Capital Partners II, L.P. Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
(b)	Address of Principal Business Office or, if none, Residence

Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
David Abrams
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 21st Floor
Boston, MA 02116

(c)	Citizenship
Abrams Capital Partners II, L.P. - Delaware Abrams Capital, LLC - Delaware Abrams Capital Management, LLC - Delaware Abrams Capital Management, L.P. - Delaware David Abrams - United States
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number
067774109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4	Ownership

Item 4(a)	Amount Beneficially Owned
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares

Item 4(b)	Percent of Class
Abrams Capital Partners II, L.P. – 0% Abrams Capital, LLC – 0% Abrams Capital Management, LLC – 0% Abrams Capital Management, L.P. – 0% David Abrams – 0%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	Abrams Capital Partners II, L.P. - 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
(ii)	shared power to vote or to direct the vote
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
(iii)	sole power to dispose or to direct the disposition of
Abrams Capital Partners II, L.P. - 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
(iv)	shared power to dispose or to direct the disposition of
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Schedule 13G relating to Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on February 10, 2017.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2018

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member
ABRAMS CAPITAL, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.

By: Abrams Capital Management, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, individually